Atlanta Beijing Brussels Chicago Frankfurt Hong Kong London Los Angeles Milan New York Orange County Palo Alto Paris San Diego San Francisco Shanghai Tokyo Washington, DC	(404) 815-2227
	reypascual@paulhastings.com

	October 13, 2010		74133.00029

	VIA EDGAR

	United States Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E. Washington, D.C. 20549 Attention: Mr. John Reynolds, Assistant Director

	Re:	ExamWorks Group, Inc.
		Registration Statement on Form S-1
		Filed August 13, 2010
		File No. 333-168831

	Dear Mr. Reynolds:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client, ExamWorks Group, Inc. (the “Company”), is Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on August 13, 2010 (the “Registration Statement”).

Amendment No. 2 is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated October 1, 2010 with respect to the Registration Statement. The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of this response letter correspond to the page numbers of Amendment No. 2. These responses are made on behalf of the Company.

	Staff Comments and Company Responses

	Use of Proceeds

	1.

We note your revised disclosure in response to comment nine of our letter dated September 10, 2010 and we partially reissue the comment. Please revise to indicate the dollar amount allocated to fund your acquisition program and the amount allocated for working capital and other general corporate purposes.

United States Securities and Exchange Commission October 13, 2010 Page 2

The Company has revised the disclosure to address the Staff’s comment. Please refer to page 23 of Amendment No. 2.

2.

We note the following statement “the actual use of proceeds may vary significantly and will depend on a number of factors, including our future revenue and cash generated….. Accordingly, our management will have broad discretion in applying the net proceeds of this offering.” Please note that you may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated.

The Company has revised the disclosure to delete the above referenced language. Please refer to page 22 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Industry

3.

We note your revised disclosure in response to comment 13 of our letter dated September 10, 2010 and we reissue the comment. Please provide your basis for the statements made in this section. As a non-exclusive example, we note your statement regarding the company’s belief that the IME industry represented sales volumes in 2009 were ‘approximately $4 billion in the U.S., $6 billion in Canada, and $0.5 billion in the United Kingdom’ based on your analysis of available data. Please disclose to what available data you are referring and revise your disclosure for all similar statements accordingly.

The Company has revised the disclosure to address the Staff’s comment. Please refer to page 42 and page 64 of Amendment No. 2.

Acquisitions, page 41

4.

We note your revised disclosure in response to comment 14 of our letter dated September 10, 2010. Please revise to define “best practices” and discuss, in greater detail, the company’s plan to leverage its industry knowledge and position.

United States Securities and Exchange Commission October 13, 2010 Page 3

The Company has revised the disclosure to delete the references to “best practices” and “leveraging the Company’s industry knowledge and position”. Please refer to page 43 of Amendment No. 2.

Results of Operations, page 42

5.	We note your response to comment 15 of our letter dated September 10, 2010. Please revise your prospectus in order to incorporate your response.

The Company has revised the disclosure to address the Staff’s comment. Please refer to page 46 of Amendment No. 2.

Credit Facility

6.	Please revise to indicate the total amounts outstanding under the credit facility.

The Company has revised the disclosure to address the Staff’s comment. Please refer to page 52 of Amendment No. 2.

Business, page 58

7.

We note your revised disclosure and response to comment 16 of our letter dated September 10, 2010 and we partially reissue the comment. Please revise to include your response in the document as the basis for the statement that the company “is a leading provider of independent medical examinations….” Additionally provide us with your analysis that shows the company is the largest IME service provider based on revenue.

The Company has revised the disclosure to specifically state that its belief is based on its knowledge of the IME market, its competitors and potential targets. As discussed with the Staff, there is no readily available reference of IME companies and their sizes, but the Company is extensively familiar with the IME industry and is not aware of any IME company larger than the Company in terms of revenue or geographic reach. Please refer to page 66 of Amendment No. 2.

8.

We note your revised disclosure in response to comment 17 of our letter dated September 10, 2010 and we partially reissue the comment. Please discuss in greater detail what qualifications, experience, and availability of ‘other medical providers’.

The Company has revised the disclosure to address the Staff’s comment. Please refer to page 67 of Amendment No. 2.

Our Competitive Strengths, page 60

9.

We note your revised disclosure in response to comment 23 of our letter dated September 10, 2010 and we reissue the comment. Please provide a balanced presentation of your competitive position. We remain unclear as to why you believe your competitors do not focus on “quality and assistance with continuing medical education programs.” Please revise or advise.

United States Securities and Exchange Commission October 13, 2010 Page 4

The Company has deleted the above referenced language and believes that the disclosure, as revised on page 65 of Amendment No. 2, presents a balanced presentation of the Company’s competitive position.

Medical Panel, page 63

10.

We note your revised disclosure in response to comment 24 of our letter dated September 10, 2010 and partially reissue the comment. Please revise to briefly define “credentialed” as it pertains to other medical providers.

The Company has revised the disclosure to clarify that the credentialing procedures are the same for both the physicians and other medical providers who comprise the Company’s medical panel. Please refer to page 68 of Amendment No. 2.

11.

We note your revised disclosure in response to comment 25 of our letter dated September 10, 2010. Please provide the basis for your statement that you believe “no competitor” in the IME industry uses a PVCCN or any of its associated capabilities.” If the company’s opinion is the only basis for this statement, please remove.

The Company has revised the disclosure to address the Staff’s comment and has deleted the above referenced statement. Please refer to page 69 of Amendment No. 2.

Clients, page 66

12.

We note your revised disclosure to our comment 26 of our letter dated September 10, 2010. We reissue the comment. Please disclose the name of your client who contributed 11% of total revenue for the year ended December 31, 2009.

The Company has revised the disclosure to address the Staff’s comment and has disclosed the name of its client who contributed 11% of total revenue for the year ended December 31, 2009. Please refer to page 71 of Amendment No. 2.

Competitive Landscape, page 66

13.	We note your revised disclosure in response to comment 27 of our letter dated September 10, 2010. Please revise your disclosure to clarify the principal methods of competition in all three countries.

United States Securities and Exchange Commission October 13, 2010 Page 5

The Company has clarified the disclosure to address the Staff’s comment. Please refer to page 71 of Amendment No. 2.

Intellectual Property, page 69

14.

We note your revised disclosure in response to comment 29 of our letter dated September 10, 2010 and we reissue the comment. Please provide the duration of the intellectual property you describe in this section

The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 74-75 of Amendment No. 2.

Management and Board of Directors, page 72
Our Executive Officers, Certain Key Employees and Directors, page 72

15.

We note your revised disclosure in response to comment 31 of our letter dated September 10, 2010 and we partially reissue the comment. Please revise to clarify the gap in employment Mr. LeMaire from September 2007 until September 2008.

The Company has revised the disclosure to address the Staff’s comment. Please refer to page 78 of Amendment No. 2.

Board’s Role in Risk Oversight, page 78

16.

We note your revised disclosure in response to comment 33 of our letter dated September 10, 2010. We note that your revised disclosure does not include any disclosure in response to Item 402(s) of Regulation S-K. As previously requested, please supplementally advise us of the basis of your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Company has revised the disclosure to provide that, at the present time, the Company believes any risks from its compensation programs and policies are not reasonably likely to have a materially adverse effect on the Company. The Company has also stated the reasons for this conclusion in Amendment No. 2. Please refer to page 83 of Amendment No. 2.

Director Compensation, page 78

17.

We note that your Director Compensation table includes Richard Perlman and James Price. Please consider removing them from the Director Compensation table or revise to provide the same information that is reflected in the Summary Compensation Table. See Item 402(i)(2)(ii) of Regulation S-K.

United States Securities and Exchange Commission
October 13, 2010

The Company has revised the disclosure to address the Staff’s comment and has removed Mr. Perlman and Mr. Price from the Director Compensation Table. Please refer to page 84 of Amendment No. 2.

Executive Compensation, page 80
Compensation Discussion and Analysis, page 80

18.

We note your revised disclosure regarding comment 35 of our letter dated September 10, 2010. It continues to be unclear as to how annual cash incentives and bonuses are determined. Finally please reconcile the statements that bonus payment amounts are determined after considering each individual executive officer’s performance during the year and your statement that your executive chairman and chief executive officer will not receive any cash incentive payment or bonus payment in 2010.

The Company has revised the disclosure to reconcile the statement that the Company’s executive chairman and chief executive officer will not receive any cash incentive payment or bonus payment in 2010. The Company has also added disclosure regarding the reasons for the 2009 cash bonuses. Please refer to page 87 of Amendment No. 2.

19.

We note your revised disclosure in response to comment 36 of our comment letter dated September 10, 2010. Please revise to more specifically disclose the aspects of Mr. Kozlowski’s performance and achievements that led to the conclusion such stock options were warranted.

The Company has revised the disclosure to address the Staff’s comment. Please refer to page 87 of Amendment No. 2.

20.

We note your response to comment 37 and your revised disclosure in footnote five to the summary compensation table. Please revise to include such amounts, both the cash and stock awards, in the actual table, in addition to the footnote disclosure. Finally, please reconcile Mr. Perlman’s All Other Compensation amount in the summary compensation table with the value given in the subsequent table.

The Company has revised the disclosure to address the Staff’s comment. Please refer to page 89 of Amendment No. 2.

Certain Relationships and Related Party Transactions, page 92

21.

We note your revised disclosure in response to comment 43 of our letter dated September 10, 2010. It appears that the company has both service and consulting agreements with Drs. Decter and Robbins. We note your disclosure regarding the material terms of the service agreements. Please revise to disclose the material terms of the consulting agreements with Drs. Decter and Robbins. Please specifically address the duration, termination date, and any options for renewal in the consulting agreements.

United States Securities and Exchange Commission
October 13, 2010

The Company has revised the disclosure to address the Staff’s comment and has provided the material terms of the consulting agreements with Drs. Decter and Robbins. Please note that these agreements are not material to the Company’s business, but are disclosed because of Drs. Decter and Robbins pre-offering ownership percentage in the Company. Please refer to page 99 of Amendment No. 2.

ExamWorks Group, Inc. and Subsidiaries
Consolidated Financial Statements
Notes to Consolidated Financial Statements
(2) Summary of Significant Accounting Policies
(3) Acquisitions, Page F-20

22.

We reviewed your response to our prior comment 48. Your response did not address our comment therefore it is being reissued. We note from your date of inception through July 2008, your sole operation was to raise funds for the purpose of acquiring IME businesses. On July 14, 2008, we note you acquired CFO Medical Services, Crossland Medical Review Services and Southwest Medical Examination Services and entered the business of IME. As a result, either one or all three of these entities would be considered your predecessor. For purposes of financial statements, designation of an acquired business as a predecessor is generally required where a registrant succeeds to substantially all of the business of another entity or group of entities and the registrant’s own operations prior to the succession appear insignificant relative to the operations assumed or acquired. Typically, the first acquired business is considered the predecessor entity; however, if a group of businesses were the first acquisition, you must consider factors such as whether you negotiated the acquisition of the group at the same time, the size of the individual businesses in comparison to the others in the group, etc. in determining which entity within the group is the predecessor. Alternatively, you may have multiple predecessors where all of the businesses acquired on July 14, 2008 are considered to be predecessor entities. Please tell us which entity(ies) is your predecessor, and provide us with a detailed explanation as to the basis for such determination.

United States Securities and Exchange Commission
October 13, 2010

As discussed with the Staff, the Company has identified CFO Medical Services as its predecessor. There are multiple reasons supporting why the Company considers CFO its predecessor. First, it was CFO’s founder who introduced the Company’s Executive Chairman and Chief Executive Officer to the idea that the IME services industry was ripe for consolidation. As part of that process, CFO’s founder educated the Company about, and introduced the Company to, the industry and helped identify potential targets. Second, CFO had the highest EBITDA margin of any of the targets we acquired in 2008 and had the most efficient operating model. Third, as a result of the foregoing, the Company paid CFO’s shareholders a purchase price based on a multiple of EBITDA higher than any of its other acquisitions to date. Fourth, until the Company’s headquarters moved to Atlanta in 2009, CFO served as the Company’s headquarters. In short, the Company would not exist today if it were not for CFO. The Company has added CFO’s required financial information throughout the prospectus as discussed with the Staff.

23.

In connection with the comment above, please revise here and throughout your registration statement to present predecessor financial information. Please note that audited financial statements for your predecessor(s) are required to be presented, and labeled accordingly, for the fiscal year end December 31, 2007 and the period from January 1, 2008 through July 13, 2008. In addition, please note your predecessor’s operations and financial information must be reflected in the forepart of this filing, including Management’s Discussion and Analysis and selected financial data.

The Company has added CFO’s required financial information throughout the prospectus, as discussed with the Staff.

24.

We note your response to our prior comment 50 which states that three audits (Verity, Exigere, and UKIM) are still in progress and their financial statements will be filed as soon as they are complete. Please note that we may have further comments upon review of these financial statements.

The Verity and Exigere required financial statements have now been included in the Registration Statement. The UKIM financial statements have not yet been completed. However, since the significance of UKIM does not exceed 50% and UKIM was acquired on September 7, 2010, it is within the grace period that allows registration statements to become effective without financial statements of acquired businesses. See Section 2050.4 of the SEC accounting manual. Nonetheless, it is expected that UKIM’s audit will be completed before effectiveness and will be included in an amendment prior to that time.

25.

We have reviewed your response to our prior comment 51. Your response did not provide the disclosure required, thus the comment has been reissued. Please provide qualitative descriptions of the factors that make up the goodwill recognized in conjunction with your acquisitions, such as expected synergies from combining operations, intangible assets that do not qualify for separate recognition, or other factors as required by ASC 805-30-50-1(a).

United States Securities and Exchange Commission
October 13, 2010

The Company has revised the disclosure to address the Staff’s comment. Please refer to page F-20 of Amendment No. 2.

Exhibits

26.

We note your response to comment 53 and revised disclosure to the exhibits. Please file Exhibit 10.1.7 in its entirety as required by Item 601(b)(1) of Regulation S-K or advise us in detail why you believe that the exhibit in Exhibit 10.1.7 is not required to be filed. We may have further comment.

The omitted exhibit from Exhibit 10.1.7 is a copy of the Company’s February 2010 private placement memorandum. The Company respectfully asks that the Staff reconsider the comment. The Company believes that it would be inappropriate to file the private placement memorandum in light of the private nature of that offering. The private placement memorandum is irrelevant to investors in this offering, since, among other reasons, the preferred stock will cease to be outstanding following completion of this offering. Furthermore, the information in the private placement memorandum is outdated, and as result would be, at best, confusing and, at worst, misleading to investors in this offering. All required and current information about the Company is already included in the Registration Statement.

27.

We note that you will submit confidential treatment requests for a number of exhibits. We will provide comments, if any, regarding the confidential treatment request when available. Please be advised we may have additional comments on the registration statement as a result of the review of the confidential treatment request.

The Staff’s comment is duly noted.

****************

United States Securities and Exchange Commission
October 13, 2010

          Please advise us if we can provide any further information or assistance to facilitate your review. As discussed with the Staff, the Company is printing the preliminary prospectus and commencing its road show today, with the expectation of completing the offering on or about October 27, 2010. Please direct any further comments or questions regarding Amendment No. 2 or this response letter to me at 404-815-2227 at your earliest convenience.

Very truly yours,

Reinaldo Pascual
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Attachments
cc:	Angela Halac
Jamie Kessel
David Link
Erin Wilson